UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

ConvergeOne Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

212481 105

(CUSIP Number)

Behdad Eghbali Clearlake Capital Partners III (Master), L.P. c/o Clearlake Capital Group, L.P. 233 Wilshire Blvd, Suite 800 Santa Monica, California 90401 (310) 400-8800	copies to: Mehdi Khodadad Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 212481 105	13D	Page 2 of 11 Pages

1.	Name of reporting person Clearlake Capital Partners III (Master), L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 38,129,813(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,129,813(1)

11.	Aggregate amount beneficially owned by each reporting person 38,129,813(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 54.7% (2)
14.	Type of reporting person (see instructions) PN

(1)	Consists of 38,129,813 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on 69.7 million shares of Common Stock outstanding on February 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on February 23, 2018.

CUSIP NO. 212481 105	13D	Page 3 of 11 Pages

1.	Name of reporting person Clearlake Capital Partners III GP, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 38,129,813(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,129,813(1)

11.	Aggregate amount beneficially owned by each reporting person 38,129,813(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 54.7% (2)
14.	Type of reporting person (see instructions) PN

(1)	Consists of 38,129,813 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on 69.7 million shares of Common Stock outstanding on February 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on February 23, 2018.

CUSIP NO. 212481 105	13D	Page 4 of 11 Pages

1.	Name of reporting person Clearlake Capital Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 38,129,813(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,129,813(1)

11.	Aggregate amount beneficially owned by each reporting person 38,129,813(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 54.7% (2)
14.	Type of reporting person (see instructions) OO

(1)	Consists of 38,129,813 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on 69.7 million shares of Common Stock outstanding on February 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on February 23, 2018.

CUSIP NO. 212481 105	13D	Page 5 of 11 Pages

1.	Name of reporting person CCG Operations, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 38,129,813(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,129,813(1)

11.	Aggregate amount beneficially owned by each reporting person 38,129,813(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 54.7% (2)
14.	Type of reporting person (see instructions) OO

(1)	Consists of 38,129,813 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on 69.7 million shares of Common Stock outstanding on February 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on February 23, 2018.

CUSIP NO. 212481 105	13D	Page 6 of 11 Pages

1.	Name of reporting person Behdad Eghbali
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 38,129,813(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,129,813(1)

11.	Aggregate amount beneficially owned by each reporting person 38,129,813(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 54.7% (2)
14.	Type of reporting person (see instructions) IN

(1)	Consists of 38,129,813 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on 69.7 million shares of Common Stock outstanding on February 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on February 23, 2018.

CUSIP NO. 212481 105	13D	Page 7 of 11 Pages

1.	Name of reporting person Jose E. Feliciano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 0
	8.	Shared voting power 38,129,813(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 38,129,813(1)

11.	Aggregate amount beneficially owned by each reporting person 38,129,813(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 54.7% (2)
14.	Type of reporting person (see instructions) IN

(1)	Consists of 38,129,813 shares of Common Stock held directly by Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. Each of Behdad Eghbali and Jose E. Feliciano are managers of CCG Operations, LLC and therefore share voting and investment power over the shares held by Clearlake Capital Partners III (Master), L.P.
(2)	Based on 69.7 million shares of Common Stock outstanding on February 22, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed on February 23, 2018.

CUSIP NO. 212481 105	13D	Page 8 of 11 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.0001 per share, of ConvergeOne Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3344 Highway 149, Eagan, MN 55121.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

Clearlake Capital Partners III (Master), L.P.

Clearlake Capital Partners III GP, L.P.

Clearlake Capital Partners, LLC

CCG Operations, LLC

Behdad Eghbali

Jose E. Feliciano

(b)	The address of the principal place of business for each of the Reporting Persons is 233 Wilshire Blvd, Suite 800, Santa Monica, California 90401.

(c)	Clearlake Capital Partners III (Master), L.P. is a private equity fund. Clearlake Capital Partners III GP, L.P. is the General Partner of Clearlake Capital Partners III (Master), L.P. Clearlake Capital Partners, LLC is the General Partner of Clearlake Capital Partners III GP, L.P. CCG Operations, LLC is the managing member of Clearlake Capital Partners, LLC. The principal occupation of each of Behdad Eghbali and Jose E. Feliciano is as a manager of CCG Operations, LLC.

(d)	During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Behdad Eghbali and Jose E. Feliciano are United States citizens and the other Reporting Persons are organized under the laws of the State of Delaware, United States.

Item 3.	Source and Amount of Funds or Other Consideration

Clearlake Capital Partners III (Master), L.P. purchased from a company then known as C1 Investment Corp. (“C1”) 85,675,000 shares of Class A Common Stock (the “C1 Common Stock”) for an aggregate purchase price of $85,675,000. Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 30, 2017, by and among the Issuer, FMC Merger Subsidiary Corp., a newly-formed Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger Sub I”), FMC Merger Subsidiary LLC, a newly-formed Delaware limited liability company and wholly-owned subsidiary of the Issuer (the “Merger Sub II”), on the one hand, and C1, and Clearlake Capital Management III, L.P. in the capacity as the Seller Representative (the “Merger Agreement”), at the closing of the mergers provided for in the Merger Agreement (the “Business Combination”), the shares of C1 Common Stock held by Clearlake Capital Partners III (Master), L.P. was automatically converted into 38,129,813 shares of the Issuer’s Common Stock, which resulted in Clearlake Capital Partners III (Master), L.P. holding a total of 38,129,813 shares of the Issuer’s Common Stock (the “Shares”) as of February 22, 2018. Clearlake Capital Partners III (Master), L.P. holds 38,129,813 shares of the Issuer’s Common Stock as of the date of this filing.

The source of funds for the Shares was the available capital of Clearlake Capital Partners III (Master), L.P., which may, at any given time, include margin loans made by brokerage firms, or capital contributions from investors in Clearlake Capital Partners III (Master), L.P., each in the ordinary course of business.

CUSIP NO. 212481 105	13D	Page 9 of 11 Pages

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes. The Reporting Persons have no present plan or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may in the future engage in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the results of the Issuer’s financial position and business strategy, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their Shares, engaging in any hedging or similar transactions with respect to the Shares, seeking board representation, engaging in discussions with management, the board of directors, other stockholders and other relevant parties concerning the business, operations, board composition, management, strategy and future performance of the Issuer or taking other action to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

(a)	As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

i.	Clearlake Capital Partners III (Master), L.P. beneficially owns 38,129,813 shares of Common Stock, making it the beneficial owner of 54.7% of the Issuer’s Common Stock. Clearlake Capital Partners III (Master), L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

ii.	Clearlake Capital Partners III GP, L.P. beneficially owns 38,129,813 shares of Common Stock, making it the beneficial owner of 54.7% of the Issuer’s Common Stock. Clearlake Capital Partners III GP, L.P. has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

iii.	Clearlake Capital Partners, LLC beneficially owns 38,129,813 shares of Common Stock, making it the beneficial owner of 54.7% of the Issuer’s Common Stock. Clearlake Capital Partners, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

iv.	CCG Operations, LLC beneficially owns 38,129,813 shares of Common Stock, making it the beneficial owner of 54.7% of the Issuer’s Common Stock. CCG Operations, LLC has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

v.	Behdad Eghbali beneficially owns 38,129,813 shares of Common Stock, making it the beneficial owner of 54.7% of the Issuer’s Common Stock. Mr. Eghbali has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

vi.	Jose E. Feliciano beneficially owns 38,129,813 shares of Common Stock, making it the beneficial owner of 54.7% of the Issuer’s Common Stock. Mr. Feliciano has shared voting and investment power with respect to these Shares, and does not have sole voting or investment power with respect to any of these Shares.

(b)	The information set forth in (a) above is incorporated by reference here.

CUSIP NO. 212481 105	13D	Page 10 of 11 Pages

(c)	Pursuant to the terms of the Merger Agreement, at the closing of the Business Combination, each share of C1 Common Stock held by Clearlake Capital Partners III (Master), L.P. was automatically converted into 38,129,813 shares of the Issuer’s Common Stock, which resulted in Clearlake Capital Partners III (Master), L.P. holding a total of 38,129,813 shares of the Issuer’s Common Stock as of February 22, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lockup Agreements

Clearlake Capital Partners III (Master), L.P., along with certain of the Issuer’s stockholders, have entered into agreements (the “Lock-up Agreements”), pursuant to which such parties have agreed, from the closing of the Business Combination until 180 days from the closing date of the Business Combination (the “Lock-up Period”), not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the Issuer’s Common Stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Issuer’s Common Stock or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii) or (iii) above is to be settled by delivery of the Issuer’s Common Stock or other securities, in cash or otherwise. However, if the volume-weighted average price of the Issuer’s Common Stock for 15 trading days is at least $12.50 per share, then the Lock-Up Period for 25% of the securities covered by the Lock-Up Agreement that are then held by Clearlake Capital Partners III (Master), L.P. and the other parties to the Lock-Up Agreements will immediately expire thereafter.

The foregoing description of the Lockup Agreements is only a summary and is qualified in its entirety by the form of Lockup Agreement, filed herewith as Exhibit B, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit A -	Agreement regarding filing of joint Schedule 13D.

Exhibit B -	Form of Lock-up Agreement.

CUSIP NO. 212481 105	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

Clearlake Capital Partners III (Master), L.P.

By:	Clearlake Capital Partners III GP, L.P., its general partner

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners III GP, L.P.

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Co-President

Clearlake Capital Partners, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Managing Partner

CCG Operations, LLC

By:	/s/ Behdad Eghbali
Name:	Behdad Eghbali
Title:	Manager

/s/ Behdad Eghbali
Behdad Eghbali

/s/ Jose E. Feliciano
Jose E. Feliciano

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

A.	Joint Filing Agreement dated as of March 5, 2018, by and among Clearlake Capital Partners III (Master), L.P., Clearlake Capital Partners III GP, L.P., Clearlake Capital Partners, LLC, CCG Operations, LLC, Behdad Eghbali and Jose E. Feliciano.

B.	Form of Lock-up Agreement.